Trust Entrustment Agreement

(TRUST DEED - NOMINEE AGREEMENT)

This agreement is made by and between the following parties on September 8, 2026 :

Article 1 Parties to this Agreement

1. Hana International Investment Limited (" Hana ", the "Actual interest holder" or the "Principal")

   BVI Company No. : ***

   Registered address: CCS Trustees Limited, Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands

   Ms HUA Chen (" Ms. Hua "), is the sole shareholder and director of Hana

   PRC Identity Card Number: ***

2. Elements Corporate Services Limited (" ECS ", the "Nominal Holder" or the "Trustee")
   BR No.: ***, which holds a Hong Kong Trust or Corporate Service Provider Licence (TCSP Licence)
   Registered address: Room 1604, 16/F, OfficePlus @Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong

Article 2 Establishment and Purpose of the Trust

1. The Principal (Hana) hereby establishes a fiduciary relationship pursuant to this Agreement and entrusts the Trustee (ECS) to hold in its own name the shares (the "Underlying Shares") of FiEE, Inc. (a company listed on NASDAQ, stock code:

1501783569.2

FIEE)

2. Ms. Hua commissioned entrusted party (ECS) and David share sales agreement signed Lazar, buy the underlying shares. The consideration for the acquisition of the Subject Shares was arranged by Ms. Hua to be paid to David Lazar.
3. The purpose of this fiduciary relationship is:
   - The Trustee (ECS) legally holds and manages the underlying shares on behalf of the trustee (Hana);
   - All material interests (including but not limited to the right to earnings, voting rights and disposal rights) in the Underlying Shares shall be owned by Hana.
4. The Principal (Hana) hereby grants the Trustee (ECS) voting and/or investment control over the Underlying Shares. Notwithstanding the foregoing, the Principal (Hana) shall have the sole power to waive such voting and/or investment control of the Trustee (ECS) over the Underlying Shares upon at least sixty-one (61) days' prior written notice to the Trustee (ECS). Such voting and/or investment control shall remain vested in the Trustee (ECS) until upon at least sixty-one (61) days' prior written notice following delivery of such notice of waiver (or such later date as may be specified in the notice of waiver, as determined by the Principal (Hana)) (the "Waiver Effective Date"), whereupon such voting and/or investment control shall cease to apply from and after the Waiver Effective Date.

Article 3 Trust Property and Independence

1. The Underlying Shares and any bonus, dividend or derivative interests arising therefrom (collectively, the "Trust Property") are separate trust property and shall not be confused with the Trustee's (ECS) own property.
2. The Trustee (ECS) shall not use the Trust Property for its own operation, pledge, mortgage or guarantee.

Article 4 Rights and Obligations

1. Obligations of Trustee (ECS)
   - Receive dividends, distributions and earnings in relation to the underlying

shares and transfer them to the Principal (Hana) within a reasonable period of time.

- Comply with U.S. compliance requirements such as disclosure and reporting, including but not limited to:
  - Schedule 13D/13G disclosure requirements under the Securities Exchange Act of the SEC;
  - FATCA versus CRS reporting obligations;

2. The rights and obligations of the principal (Hana)
   - Enjoy full beneficial interest in the underlying shares;
   - The right to issue written instructions requiring the Trustee (ECS) to transfer, sell or re-register the underlying Shares;
   - To provide the Trustee (ECS) with true and complete information required to perform KYC and compliance declarations;
   - To bear any tax liability arising from one's own tax residence.
   - The sole power to waive the voting and/or investment control of the Trustee (ECS) over the Underlying Shares pursuant to Article 2(4), exercisable upon at least sixty-one (61) days' prior written notice to the Trustee (ECS), with such voting and/or investment control remaining vested in the Trustee (ECS) through and including the Waiver Effective Date.

Article 5 Fees and Expenses

1. The Principal (Hana) agrees to pay a fixed trust service fee to the Trustee (ECS) in accordance with Schedule I.
2. Reasonable expenses

   The Principal (Hana) shall bear all reasonable and necessary expenses incurred by the Trustee (ECS) in connection with the execution of this Agreement, including but not limited to:

   - Equity registration, transfer, transfer of ownership and custody expenses;
   - Us securities trading filing (Schedule 13D/13G), tax filing (W-8BEN-

E/FATCA/CRS) and compliance reporting fees;

- Attorney's fees, audit fees, evaluation fees, accounting fees and other professional services fees (" Third Party Professional Services Fees ");
- Bank transfer and related financial fees;
- The Principal (Hana) and the Trustee (ECS) agree that K&L Gates LLP (" K&L Gates ") is solely responsible for all compliance requirements, including disclosure and reporting, in the United States, K&L Gates LLP and other third-party professional service fee directly from the client (Hana) and other professional services firm K&L Gates LLP and settlement, in any case the entrusted (ECS) professional service fee does not need to pay a third party.

1. All costs and expenses shall be paid in hk $to the entrusted (ECS) of the bank account specified below:

   Bank Name: HSBC Hong Kong and Shanghai Banking Corporation

   Account number: ***

   Account Name: Elements Corporate Services Limited

   SWIFT code: ***

2. Tax treatment
   - All fees and expenses shall be subject to tax liability of the Principal, including but not limited to VAT, stamp duty or other applicable taxes
   - The Trustee shall provide the Principal with a legal and compliant invoice or receipt for the expenses.
3. Fee adjustment

   If the service content under this Agreement changes significantly, or more additional services are generated, both parties may negotiate to adjust the service fee.

Article 6 Information Disclosure and Compliance

1. If the shareholding ratio of the Principal (Hana) reaches the disclosure threshold

stipulated by the U.S. Securities Exchange Act (e.g. 5%), the parties shall cooperate to complete the SEC filing.

2. The Trustee (ECS) has the right to disclose the necessary information to the relevant authorities when required by law or regulation and is not deemed to be in breach of contract.

Article 7 Proceeds and Tax Treatment

1. The Trustee (ECS) shall transfer the dividend or bonus income to the account designated by the Principal (Hana) according to the written instructions of the Principal (Hana).
2. In the case of U.S. source income, the Trustee (ECS) shall withhold tax in accordance with U.S. tax law; The Principal (Hana) shall provide the applicable W-8BEN-E or other tax form.
3. Both parties shall fulfill their respective tax obligations in their respective jurisdictions.

Article 8 Protection and Compensation

1. Commitment by the Principal (Hana)
   - All information, documents and statements provided to the Trustee (ECS) are true, complete and legal;
   - The source of funds for the acquisition of the Subject Shares by the Principal (Hana) and its related parties is lawful and there is no money laundering, terrorist financing or other illegal acts involved;
   - The Principal (Hana) will comply with all applicable laws and regulations, including securities laws, tax laws and AML/CFT provisions;
   - The Principal (Hana) has the right to set up a trust and entrust the Trustee (ECS) to hold the underlying shares.
   - In case of any change in the nature of the Principal (Hana) as the actual interest holder of the underlying shares, whether for all or part of the underlying shares, the Trustee (ECS) shall be notified immediately in writing.

2. Obligation of Principal (Hana) to compensate
    - The Principal (Hana) agree with the entrusted party (ECS) and its directors, employees, agents or affiliates because of the execution of this agreement or instructed by the Principal (Hana) exercise the right of claim for compensation, liability, losses, costs or expenses for full compensation, the premise condition is the claim or loss of the Trustee (ECS) gross negligence or willful violations.
3. AML/KYC compliance protection
    - The Principal (Hana) shall provide the Trustee (ECS) with all the information and documents necessary to perform AML/KYC and due diligence;
    - If the information is untrue or incomplete, which results in the Trustee (ECS) violating the law or being subject to regulatory penalties, the Principal (Hana) shall assume full responsibility and compensate.
4. Tax and reporting liability
    - The Principal (Hana) undertakes to provide the relevant documents and documents required to complete the U.S. withholding tax, FATCA, CRS and other tax filings;
    - The Principal (Hana) shall fully compensate the Trustee (ECS) for any tax, penalty or reporting liability arising from the misrepresentation of the information.
5. Instructions and lawful exercise of protection
    - The Trustee (ECS) may exercise shareholder rights in accordance with the written instructions of the Principal (Hana);
    - If the Trustee (ECS) acts in accordance with reasonable and lawful instructions and there is no gross negligence or illegal act, the Trustee (ECS) shall not be liable, and the Principal (Hana) shall assume full liability and compensate.
6. Continuing obligations
    - This clause shall survive termination of this Agreement until all potential liabilities are discharged.

Article 9 Term and Termination

1. The Trust shall be effective from the date of execution until:

- All the underlying shares are transferred; or
- The Principal (Hana) gives at least sixty-one (61) days' prior written notice to terminate the trust.

2. Upon termination of the trust, the Trustee (ECS) shall immediately transfer the underlying shares and proceeds to the account designated by the Principal (Hana).

Article 10 Confidentiality and Compliance

Both parties shall keep the trust relationship and relevant information strictly confidential and shall not disclose it except as required by laws and regulations.

Article 11 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and replaces all prior and contemporaneous agreements, understandings, negotiations, representations, and warranties, whether oral or written, between the parties relating to such subject matter. No prior drafts of this Agreement shall be used in the interpretation or construction of this Agreement.

Article 12 Applicable law and dispute Resolution

1. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region.
2. Any dispute shall be submitted to the Hong Kong International Arbitration Centre (HKIAC) for arbitration in accordance with its arbitration rules. The arbitral award shall be final and binding upon both parties.

[Signature Page]

Signature by authorized representative of Principal (Hana) :

Signature: ______________________

Hana International Investment Limited

Date: 08 September 2026

Signed by **Ms. Hua Chen**:

Signature: ______________________

HUA Chen

Date: 08 September 2026

Signed by the authorized representative of the Trustee (ECS) :

Signature: ______________________

Elements Corporate Services Limited

Date:

[Signature Page]

Signature by authorized representative of Principal (Hana) :

Signature: ______________________

Hana International Investment Limited

Date:

Signed by **Ms. Hua Chen**:

Signature: ______________________

HUA Chen

Date:

Signed by the authorized representative of the Trustee (ECS) :

Signature: ______________________

Elements Corporate Services Limited

Date: 08 September 2026